

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
Russell Frederick
Chief Financial Officer
DragonWave Inc.
411 Legget Drive, Suite 600
Ottawa, Ontario, Canada, K2K 3C9

> **Re: DragonWave Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended February 28, 2013**
> **Filed May 17 2013**
> **File No. 1-34491**

Dear Mr. Frederick:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose on page 16 of Exhibit 99.1 of the amended 40-F that revenue through your strategic partnership with Nokia Siemens Networks ("NSN") represented approximately 63% of your total revenue for the fiscal year ended 2/28/2013. We are aware of a recent article stating that NSN provided products and services into Sudan and Syria as recently as 2011. On page 13 of Exhibit 99.1 of the amended Form 40-F you refer to an agreement to supply products for use in the Caribbean. Additionally, on page 15 you refer to your direct sales and business development team organized across geographic regions including the Middle East and Africa. Cuba, Syria and Sudan, countries located in the referenced regions, are designated by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with

those countries, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. Your response should describe any products, equipment, technology or services you have provided into Cuba, Syria and Sudan, directly or indirectly, and any agreements, arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance